State Street Bank and Trust Company

Elizabeth A. Watson

2 Avenue de Lafayette

6th Floor

Boston, MA 02110

617-662-1118

617-662-3805 (fax)

October 3, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The CNL Funds (the “Trust”)

(File Nos. 333-140838 and 811-22017)

Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A

Ladies and Gentlemen:

Electronically transmitted for filing pursuant to Section 6 of the Securities Act of 1933 and Section 8 of the Investment Company Act of 1940, as amended, is Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A for the above referenced Trust.

This Amendment is being filed to respond to comments on Pre-Effective Amendment No. 1 to the Registration Statement raised by the staff of the Commission, to complete certain items omitted from Pre-Effective Amendment No. 1 to the Registration Statement, and to file additional exhibits to the Registration Statement.

If you have any questions concerning this filing, please call me directly at (617) 662-1118.

Sincerely,

/s/ Elizabeth A. Watson

Elizabeth A. Watson

Counsel